UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Performant Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71377E105

(CUSIP Number)

May 15, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377E 10 5	SCHEDULE 13G

1	Names of Reporting Persons ECMC Group, Inc. I.R.S. Identification No. of Above Persons (entities only) 41-1991995

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,022,284 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 6,022,284 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,022,284 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.4%

12	Type of Reporting Person OO

(1)              Includes 1,000,000 shares of common stock held by ECMC Group, Inc. and 5,022,284 shares of common stock issuable upon exercise of warrants that are currently exercisable or exercisable within 60 days.

Item 1(a).	Name of Issuer: The name of the issuer is Performant Financial Corporation (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices: The address of the principal executive offices of the Issuer is 333 North Canyons Parkway, Livermore, California 94551.
Item 2(a).	Name of Persons Filing: ECMC Group, Inc. (“ECMC”) is referred to herein as the “Reporting Person”.
Item 2(b).	Address of Principal Business Office: The principal business address of the Reporting Person is 111 South Washington Avenue, Minneapolis, Minnesota 55401.
Item 2(c).	Citizenship: The Reporting Person is a Delaware non-profit corporation.
Item 2(d).	Title of Class of Securities: The class of equity securities to which this Statement relates is the common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).
Item 2(e).	CUSIP Number: The CUSIP number of the Common Stock is 71377E105.

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the filing person is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank, as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company, as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan, that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership:
(a)

Amount beneficially owned:

ECMC is the record owner of 1,000,000 shares of the Common Stock of the Issuer and warrants to purchase an aggregate of 5,022,284 shares of Common Stock of the Issuer that are currently exercisable or exercisable within 60 days.

(b)

Percent of class:

10.4%.  The foregoing percentage is calculated based on 53,148,566 shares of Common Stock represented to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the period ended March 31, 2019.

(c) Number of shares as to which ECMC has:
(i) Sole power to vote or to direct the vote 6,022,284
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 6,022,284
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
(a)	Not Applicable.
(b)	Not Applicable
(c)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 2019

ECMC GROUP, INC.

By:	/s/ Martin Scanlon

Its:	Chief Financial Officer